UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no.        0001122991
                    -----------------


                            GLEN MANOR RESOURCES INC.
                 (NAME OF SMALL BUSINESS COMPANY IN ITS CHARTER)



                 Nevada                                   Applied for
     -------------------------------         -----------------------------------
     (State or Other Jurisdiction of         (I.R.S.Employer Identification No.)
     Incorporation or Organization)

          730-2nd Avenue, Suite 303
          Calgary, Alberta, Canada                         T2N OE3
  ----------------------------------------                ----------
  (Address of Principal Executive Officer)                (Zip Code)


                                 (403) 283-4507
                          ----------------------------
                          (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS


ITEM                                                                                    PAGE
----                                                                                    ----
                                     PART 1
                  Glossary of Geological and Technical Terms                              3

Item 1            Description of Business                                                 6
Item 2            Management's Discussion and Analysis or Plan
                      of  Operation                                                      14
Item 3            Description of Property                                                17
Item 4            Security Ownership of Certain Beneficial Ownership and Management      17
Item 5            Directors, Executive Officers, Promoters and
                      Control Persons                                                    19
Item 6            Executive Compensation                                                 21
Item 7            Certain Relationships and Related Transactions                         21
Item 8            Description of Securities                                              23

                                     PART 11
Item 1            Market Price of and Dividends on the Company's
                      Common Equity and Other Stockholders Matters                       25
Item 2            Legal Proceedings                                                      25
Item 3            Disagreement With Accountants and Financial Disclosure                 25
Item 4            Recent Sales of Unregistered Securities                                25
Item 5            Indemnification of Directors and Officers                              26

                                    PART F/S
                  Financial Statements                                                   28

                                    PART 111
Item 1            Index to Exhibits                                                      37
Item 2            Description of Exhibits                                                37


                         ------------------------------

                       DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                   GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS

Albitite - A porphyritic igneous rock, containing phenocrysts of albite in a groundmass chiefly consisting of albite.

Albitization - Introduction of, or replacement by albite, usually replacing a more calcic plagioclase.

Andesite - Fine grained intermediate volcanic rock.

Basalt - A fine-grained, sometimes glassy basic (dark colored) igneous rock.

Basin - A natural depression of strata containing a coalbed or other stratified deposit.

Bedded - A mineral fixed firmly into another rock formation.

Breccia - A coarse-grained, clastic rock, composed of angular broken rock fragnments held together by a mineral cement or in a fine-grained matrix.

Calc-alkalic - Said of an igneous rock containing plagioclase feldspar.

Chalcopyrite - The main copper ore, CuFeS2. A widely occuring mineral found mainly in veins.

Chert - A fine grained siliceous rock.

Core - A cylindrical section of rock, usually 5 to 10 cm in diameter and up to several meters in length, taken as a sample of the interval penetrated by a core bit and brought to the surface for geologic examination and/or laboratory analysis.

Cryptocrystalline - Said of a texture of a rock consisting of crystals that are too small to be recognized.

Dacite - A fine-grained extrusive rock with the same general composition as andesite.

Epidote - A basic silicate of aluminum, calcium and iron.

Epidotization - The hydrothermal introduction of peidote into rocks or the alteration of rocks in which plagioclase is albitized, freeing anorthite molecule for the formation of epidote.

Facies - A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

Fault - A fracture in rock along which there has been an observable amount of displacement. When faults occur along parallel or subparallel sets of planes they are called fault or fracture zones.

Feldspar - Constitutes 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil.

Felsic - Term used to describe light colored rocks containing feldspar, feldpathoids and silica.

Gabbro - A course-grained (plutonic rock), dark colored igneous rock.

Galena - The most important ore of lead, PbS, found in hydrothermal veins and as a replacement mineral.

Greywake - An immature sandstone having > 15% clay minerals.

Group - A group of (one or more) formations of approximately the same age.

Igneous Rock - Rock formed by the solidification of molten material that originated within the Earth.

Intrusion - A body of igneous rock which has formed itself into pre-existing rocks, either along some definite structural feature or by deformation and cross-cutting of the invaded rocks.

Lithology - The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

Mafic - Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Mineralization  -  Potentially  economic   concentration  of  commercial  metals
occuring in nature.

Phenocryst - A term for large crystals or mineral grains within the matrix or groundmass of a porphyry.

Pillow - A rock texture characterized by piles of pillow-shaped masses; individual pillows range up to several meters across.

Plagioclase - Any group of feldspars containing a mixture of sodium and calcium feldspars.

Plutonic rock - igneous rock formed deep within the Earth under the influence of high heat and pressure.

Pyrite - The most widespread sulphide mineral, chemical formula: FeS2

Pyroclastic Rocks - consist of fragmental volcanic material which has been blown into the atmosphere by explosive activity.

Quartz - A general term for a variety of cryptocrystalline varieties.

Rhyolite - Fine-grained to glassy light colored volcanic rocks.

Sandstone - A medium-grained clastic sedimentary rock composed of fragments of sand size set in a fine-grained matrix and more or less firmly united by a cementing material.

Silica - The chemically resistant dioxide of silicon, occurs naturally in five crystallines.

Siliceous rock - Rocks high in silica.

Sill - A flat-bedded strata of sandstone or similar hard rocks.

Siltstone - An indurated silt having the texture and composition of shale but lacking its fine lamination.

Slate - A compact, fine-grained metamorphic rock that possesses slaty cleavage and hence can be split into slabs and thin plates.

Sphalerite - An isometric mineral, Zinc Sulphide, with zinc replaced by iron.

Stratigraphic - Pertaining to the composition, sequence, and correlation of stratified rocks.

Tectonic - Said of or pertaining to the forces involved in, or the resulting structures or features of, tectonics.

Thrust - An overriding movement of one crustal unit over another, such as in thrust faulting.

Volcanic Rock - A generally finely crystalline or glassy igneous rock resulting from volcanic action at or near the Earth's surface, either ejected explosively or extruded as lava.

Volcanism - The process by which magma and its associated gases rise in the crust and are extruded onto the Earth's surface and into the atmosphere.

Volcanoclastic - Descriptive of a clastic rock containing volcanic material.

                                     PART 1

Glen Manor Resources Inc. (the "Company") is filing this Form 10-SB on a voluntary basis to:

1.  provide current, public information to the investment community;

2. to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities, and

3. to comply with prerequisites for listing of the Company's securities on NASDAQ.

ITEM 1. DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         The Company was incorporated on November 16, 1999. The Company has no subsidiaries and no affiliated companies. The executive offices of the Company are located at Suite 303, 730 - 2nd Avenue, Calgary, Alberta, Canada, T2N 0E3 (Tel: (403) 283-4507).

         The Company is engaged in the exploration of mineral  properties.  (see
Part 1, "Exploration of the GLEN Claim"). No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Company is purely an exploration company. There is no assurance that any ore body will ever be found and that the Company will have sufficient funds to undertake the exploration work required to identify an ore body.

         Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the OTC Bulletin Board.

         The Company owns one mineral property known as the `GLEN' Claim. It does not presently own any other mineral properties. The Company holds the rights to the minerals on the Glen property until March 10, 2001. The land itself is owned by the Province of Newfoundland (known as the "Crown"). The Company undertook an exploration program on its claim in December 1999 in the amount of $2,759 which has resulted in the claim being maintained in good standing until March 10, 2001. For future years the Company will either have to pay cash-in-lieu of $2,200 each year or else perform work on the property.

         The Company has no revenue to date from the exploration of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         In addition to exploring and developing, if warranted, its mineral property, the Company plans to seek out additional mineral properties either by way of purchase, staking or joint venturing. (See Part 1, Item 2 - Management's Discussion and Analysis or Plan of Operation").

         Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

         All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION OF THE GLEN CLAIM

         The Company retained Timothy Froude, P. Geo. of Topsail Newfoundland, to summarize the geology and mineral potential on its mineral claim near Springdale, Newfoundland. His report is dated March 2, 2000. The mineral claim was "staked" on December 9, 1999 by Timothy Froude on behalf of the Company and named "GLEN".

         The Claim covers 20 metric units (986 acres) located within Tommys Arm River, 16 miles south-east of the town of Springdale, Newfoundland.

         "Staking" of a claim is the method used by the Ministry of Mines for the Province of Newfoundland in verifying title to the minerals on Crown property. The individual staking a claim, known as the "staker" inserts a post or stake into the ground of unstaked property and defines this post as the corner post or "identification" post. A serial pre-numbered tag, purchased from the Department of Mines and Energy, is affixed to the post and the date and time of inserting the post into the ground is recorded on it as well as the proposed name of the Claim. The staker is required to walk a line in one direction from the stake and another line at a 90 degree angle from the original walk starting at the corner post. The lines are walked for approximately 1500 feet. Upon completion of these two walks the staker records the number of units being staked upon the metal tag on the corner post. This information is recorded on a 4-foot Post Mineral Claim form and filed with the Department of Mines and Energy.

         The Company has not identified any other mineral properties for staking and, therefore, has only the GLEN property. It is the intention of management to identify other properties of merit in the future but to date none have been identified.

LOCATION AND ACCESS

         The property is located  approximately  6.3 miles SE of Springdale  and
1.6 miles south of Roberts Arm in north-central Newfoundland, N.T.S. 2E/5. Access to the property is provided via the Beothuck Trail (Route 380) which parallels the northwestern part of the property and by a well maintained logging road which crosses the southwestern portion of the property via Route 380.

CLAIM STATUS

         The Rust - Ghost Pond Property consists of 20 claims held under license 7624M and are 100% owned by Glen Manor Resources Inc. First year assessment report on the property is due March 10, 2001.

REGIONAL GEOLOGY AND MINERALIZATION

         The Roberts Arm group lies within the Dunnage tectonostratigraphic zone of Newfoundland. The geological evolution involves the deposition of Ordovician tholeitic and calc-alkaline volcanic and volcaniclastic rocks in a series of island-arc and back-arc basins. The Roberts Arm Group has been interpreted as being a mature island arc sequence divided into 5 distinct lithological terranes. The terranes are basalt dominated suites separated by prominent north-directed thrust faults. The Roberts Arm group host numerous base metal and gold occurences, and is contained in the Roberts Arm-Buchans belt which hosts several major volcanogenic massive sulphide deposits including past producing mines at Pilley's Island, Gullbridge, and Buchans as well as a significant prospect at Lake Bond.

         Recent exploration by Phelps Dodge in the vicinity of the Pilley's Island Mine resulted in discovery of a cluster of large, pyrite-rich, sulphide bodies up to 110 feet in thickness. These blind discoveries as of yet have not been fully delineated. To date, base metal values have been low; however, the amount of sulphide and accompanying alteration hold promise for base-metal rich zones and other deposits in the area. Other prospective horizons for undiscovered volcanogenic sulphide deposition as well as structurally controlled gold mineralization exist throughout the belt.

PROPERTY GEOLOGY AND MINERALIZATION

         The Rust - Ghost Pond area is underlain mainly by a sequence of variably deformed, epidotized and locally hematized pillow lavas and breccias with lesser amounts of intermediate pyroclastic rocks of the tholeitic Ordovician Cresent lake Terrane. A dome shaped felsic volcanic/intrusive rock termed an `intrusive rhyolite' occurs in the northeastern portion of the property. Thin units of volcaniclastic sediments occur inter-fingered with the intermediate to felsic volcanics. Gabbroic dikes or thin sills occur locally. The eastern portion of the property is underlain by a sequence of chert, slate, siltstone, and greywacke of the Cresent lake Formation. These sediments are separated from the Crescent terrane volcanics by a north to northeast trending fault. Sporadic sulphide mineralization has been traced over a 1.4 miles strike length, from Round Pond in the northeast to Rust Pond in the southwest.

         The mineralization on the property primarily consists of stockwork-style stringer and disseminated pyrite and chalcopyrite hosted in highly altered intermediate to felsic pyroclastics, and chloritized mafic lavas / breccias. Mineralization is best observed in drill core, however, minor outcrops of gossanous sulphide mineralization and associated alteration exist on surface near Rust Pond. Most of the Brinex drill holes can be found in an abandoned pile at the north end of Ghost Pond.

         Previous workers concentrated their efforts on three tightly confined areas of mineralization at Rust Pond, Ghost Pond, and Round Pond. The most intensive exploration was carried out in 1961 and 1962 by Brinex and New Jersey Zinc in the Rust Pond area. A total of thirteen holes were drilled of which ten returned significant copper mineralization up to 1.73% Copper over 11.4 feet.

         The Ghost Pond area, located 660 yards northeast of Rust Pond, is host to zinc bearing float including the Pruce Root Showing, which returned boulders assaying 6.55% Zinc, 1.85% lead, 0.8% Copper, and 1.05 ounces per ton Silver. The Spruce Root Showing is described as a group of sulphide-rich boulders and possible outcrop that contain coarse, dark brownish grey crystals of sphalerite in semi-massive bands and patches of pyrite, as well as minor amounts of chalcopyrite & galena. The sulphides appear to be hosted in an altered dacitic breccia somewhat simliar to the abundant bedrock alteration observed at several other locales on the property. The source of the high grade Zinc float has not been located to date. Of significance is that previous workers have described the host rock containing the zinc mineralization as being very similar to the dacite breccias hosting the copper mineralization at Ghost Pond and Rust Pond.

PREVIOUS WORK

         The Rust Pond - Ghost Pond area was included in the extensive Brinex concession granted by the Newfoundland government in 1955. Initial exploration work in the area was undertaken following discovery of sulphide mineralization along road cuts of the Roberts Arm highway in 1957. Soon thereafter in 1959, a Brinex - New Jersey Zinc joint venture resulted in discovery of numerous mineralized boulders in the Ghost Pond area, as well as a small showing, dubbed the `Spruce Root Showing'.

         Subsequent investigations led to a five-hole diamond drill program by Brinex in 1961. Three holes drilled at Round Pond failed to intersect any significant mineralization, however, one of the two holes at Rust Pond, 61-5, was highlighted by a 11.4 foot intersection of copper mineralization grading 1.73% Copper. A further eight holes were drilled in 1962 of which most holes intersected significant copper mineralization.

         Other joint venture agreements with Cominco (1964-1969) and Noranda Exploration Company Limited, another large Canadian Mining Company, (1972-1973) led to recent exploration programs in the area that failed to delineate new targets. Later in 1975, Texas Gulf, with joint venture partner Brinex, carried out detailed geological, geochemical & geophysical surveys near Ghost Pond which led to drilling of three diamond drill holes. The best drill intersection returned values of 1.13% Zinc over 4 feet, the results were considered disappointing and the property was abandoned.

         In 1981-82, Billington Canada Ltd. optioned property including the Ghost Pond- Rust Pond area and proceeded with a program of line cutting, geological mapping, soil sampling, and a geophysical program of VLF and IP. Most of this work was carried out to the west of the Ghost Pond-Rust Pond area. Following geological mapping as well as IP and VLF surveys over the Ghost Pond area three diamond drill holes were collared to test IP anomalies near drilling earlier carried out by Texas Gulf. No significant results were obtained and the property was dropped.

         The area would be staked by a number of different parties in the ensuing years including Noranda Exploration Company Limited. Noranda initiated a regional exploration program over a large area including the Rust Pond - Ghost Pond property in 1990 focusing primarily on systematic gold exploration. No detailed work was carried out on the Ghost Pond - Rust Pond area.

         The  claims  were  dropped  by 1993 and later  re-staked  by  Grubstake
Management who compiled existing data and completed limited field work on potential gold targets in the area. Discouraging results and lack of assessment credits on the property led to forfeiture of the mineral license on October 12, 1999.

CONCLUSIONS AND RECOMMENDATIONS

Several key points can be made from reviewing the previous exploration history of the property.

1) High grade Zinc / Lead / Copper / Silver bearing float occuring in the central portion of the property has not been sourced.

2) Mineralization has been exposed intermittently on the property over a strike length of 3.7 miles, yet of the three areas that have been drilled, only 880 yards of the favorable horizon have been tested.

3) Numerous sections of mineralized core from the Brinex drilling prgram in 1975 were not sampled.

4) Previous grid work extends only 220 yards beyond the southernmost area of known mineralization.

5) Geological investigations by previous workers in the northeastern portion of the property between Round Pond and Fourth Pond indicated the presence of a "rhyolitic intrusive rock". This unit should be further mapped and sampled in the event that it may be a rhyolite dome that could have associated massive sulphide mineralization. Several occurrences of base metal sulphide have been documented immediately south of the "rhyolite intrusive".

6) Most Roles drilled in the Rust Pond area intersected mainly footwall type stringer mineralization, and bottomed mainly in mafic volcanic rocks, (in some cases mineralized and not sampled), it is possible that a zinc rich sulphide horizon may exist further northwest than previously tested by diamond drilling.

7) Brinex hole 61-1, the northernmost hole drilled on the property and the closest to the "rhyolite intrusive" intersected two feet of 15% pyrite within a larger section of chloritized andesite near the bottom of the hole. The section was not assayed.

8) Brinex hole 61-4, drilled beneath Rust Pond, is the northern most hole drilled at Rust Pond and is a full 550 yards south of the nearest drill hole at Ghost Pond. Hole 61-4 was strongly mineralized and numerous samples were collected, but only one assay was reported, 5 feet grading 0.45% Zinc (in the Texas Gult Report), and several zones of alteration and mineralization were not sampled. It is important to note that the cluster of zinc boulders at Spruce Root lie only 660 yards northeast of hole 61-4.

9) Brinex hole 62-9, the southernmost hole drilled on the property was drilled 10 degrees flatter that the two holes drilled on the adjacent section holes 62-6 and 62-11. Significant mineralization was intersected in both 62-6 and 62-11 but was not well documented in the assessment reports. It is thought that 62-9 may have been drilled at an angle that caused flattening and as such may have passed over the zone intersected in 62-6 and 62-11. This would mean that the mineralization at Rust Pond could be open along strike to the southwest. Hole 62-6 intersected an estimated 1.5% Copper over 12.2 feet from 296.8 feet to 309 feet in the hole and an estimated 2% Copper over 3.4 feet from 315.6 feet to 319 feet in the hole. The assays are not in the report. Hole 62-6 was drilled to a depth of 502 feet, from 445 feet to 502 feet. Drill hole 62-11, an undercut of 62-6, intersected thick sections of highly chloritic andesite/basalt and brecciated grayish dacite from 370 feet to 513 feet. Numerous highly anomalous copper values were obtained including 1.62% Copper over 3.0 feet, 0.72% Copper over 4.6 feet, and @ 0.5% Copper over 15.0 feet. There is a strong possibility that the Rust Pond zone extends further southwest.

10) There appears to have been very little of the core analyzed for gold. Gold showings are known within the Robert's Arm belt and it would be prudent to salvage some of the core and re-sample for gold. A number of the Brinex holes are in a pile at the north end of Ghost Pond.

   Recommendations for further work on the property include re-establishing the old grid and extending the lines east and west to the property boundary. This would allow for a complete examination of the property geology including the potential for shear hosted gold mineralization. The grid should also be extended to the southern property boundary as it seems possible that the mineralization at the south end of Rust Pond may be open to the southwest. A program of soil sampling and HLEM should be carried out over the entire property, with selected areas covered by IP depending on results obtained from the previous surveys. A diamond drill program should follow any anomalous results. One or two holes should be drilled to test for extensions of the Rust Pond zone to the southwest of Brinex hole 62-9. It seems possible that 62-9 may have flattened and overshot the zone intersected in 62-9 and 62-11.

ACCOMODATIONS FOR THE EXPLORATION CREW

         While in the exploration phase, the crew of the Company will be living in tent facilities in proximity to GLEN claim.

RECENT EXPLORATION WORK BY THE COMPANY ON THE RUST POND - GHOST POND PROPERTY.

         There has been no recent exploration work by the Company on the Rust Pond -Ghost Pond Property.

RISK INHERENT IN MINERAL PROPERTIES

         The Company and its shareholders are aware of the following risks:

1.       NO KNOWN ORE BODY

         The GLEN claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search for ore. An ore body may never be found on the property.

2.       EXPENDITURES MAY NEVER FIND AN ORE BODY

         There is no certainty any expenditures made in the exploration of the Glen claim will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3.       FUNDS FOR EXPLORATION MIGHT NOT BE AVAILABLE

         Resource exploration is a speculative business in that a Company might not be able to raise any funding subsequent to the initial capital.

4.       INSIGNIFICANT MINERAL DEPOSIT

         The Company might discover a mineral deposit which might not be the size and grade to ensure profitability when mined. It requires a certain number of tones and grade of the ore to ensure profitable operations and if these two factors are not present the Company will not be able to proceed.

5.       MARKETING FACTORS BEYOND THE CONTROL OF THE COMPANY

         The marketability of any minerals acquired or discovered may be affected by factors beyond the control of the Company. For example, fluctuations of the price of gold and silver, the nearest to the claim of milling facilities, governmental regulations, cost of labor and equipment, taxes and quotas on production and selling, etc. Any of these factors will have an impact on the Company's operations and its profitability.

6.       COMPETITION WITHIN THE MINING INDUSTRY

         Competition within the mining industry is very competitive. The Company will have to compete with other companies who are better known and have more available funds. The Company might find it difficult to obtain financing or stake additional properties of merit or to commence its exploration program.

7.       MINING INVOLVES A HIGH DEGREE OF RISK.

         Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

8.       ENVIRONMENTAL CONCERNS

         Prior to commencing mining operations on any of its properties, the Company must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Province of Newfoundland has enacted statutory provisions to protect the Crown's property. The Company might be liable for pollution if it does not adhere to the requirements of the governmental provisions of the province. Environment concerns relate to the use and supply of water, the animal life in the area, fish living in the streams, the need to cut timber and removal of overburden (being the soil above the hard rock). No building or fixtures of any form can be erected without the prior approval of the district inspector for the Province. The cost and effect of adhering to the environment requirements are unknown to the Company at this time and cannot be reasonably estimated.

9.       TITLE TO THE CLAIM.

         While the Company has obtained the usual industry standard title reports with respect to the Glen claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolving of a dispute may result in the loss of all of such property or a reduction in the Company's interest therein.

10.      CONFLICT OF INTEREST

         Some of the Directors of the Company are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies. Even with full disclosure by all the directors and officers, the Company cannot insure that it will receive fair and equitable treatment in every transaction.

11.      QUALIFICATION ON GOING CONCERN BY THE AUDITORS

         The Company's auditors, in the audited financial statements attached to this Form 10-SB, have qualified their audit opinion on whether the Company will be able to raise sufficient funds to complete its objectives and, if not, indicates that the Company might not be able to continue as a going concern. Without adequate future financing the Company might cease to operate.

12.      NO SURVEY HAS BEEN PERFORMED

         The GLEN claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

13.      CONCENTRATION OF OWNERSHIP BY MANAGEMENT.

         The management of the Company, either directly or indirectly, owns 300,000 shares. It might be difficult for any one shareholder to solicit sufficient votes to replace the existing management. Therefore, any given shareholder may never have a voice in the direction of the Company.

13.      MINING EXPERIENCE BY MANAGEMENT

         None by the management of the Company has had any mining experience.

OTHER MINERAL PROPERTIES

         The Company has not found any other mineral properties either for staking or purchasing but will seek other mineral properties during the summer and fall of this year so to diversify its holdings. The Company does not presently have the financial capacity to undertake a large staking program. Any staking and/or purchasing of mineral properties may involve the issuance of substantial blocks of the Company's shares. The Company has no intentions of purchasing for cash or other considerations any mineral properties from its officers and/or directors.

EMPLOYEES

         As at August 31, 2000, the Company did not have any employees either part time or full time. Initially the Company does not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions.

         The executive officers identified the Glen claim, incorporating the Company, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers without any compensation. The Company has given recognition in the financial statements for the period ended June 30, 2000 to this contribution by expensing $4,000 for services of the President and crediting capital contribution for a like amount.

         The Company is not a party to any employment contracts or collective bargaining agreements. The Newfoundland area has a relatively large pool of people experienced in exploration of mineral properties, being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. Initially the Company will use independent workers and consultants on a part time basis.

COMPETITION

         In Canada there are numerous mining and exploration companies, both big and small. All of these mining companies are seeking properties of merit and availability of funds. The Company will have to compete against such companies to acquire the funds to develop its mineral claim. The availability of funds for exploration is sometimes limited and the Company might find it difficult to compete with larger and more well-known companies for capital. Even though the Company has the rights to the mineral on its claim there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claim in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claim might lapse and be staked by other mining interests. The Company might be forced to seek a joint venture partner to assist in the development of its mineral claim. In this case, there is the possibility that the Company might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

         Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Company's ability to process its ore and eventually market it. At this point in time the Company does not have any contractual agreements to refine any potential ore it might discover on its mineral claim.

         The exploration business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Company's ability to attract talent from the mining field. There is no assurance that the Company's mineral expansion plans will be realized.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Company's mineral property may differ from the recommended work program as set forth in the geological report dated March 2, 2000 by Timothy Froude, P. Geo. Factors that could cause the work program to differ are described throughout this Form.

PLAN OF OPERATION

         To date the Company has concentrated on the GLEN claim. In the future, the Company will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Company. Subject to the availability of financing, the Company will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (See Part 1, Item 1 - "Description of the Business"). The Company will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Company does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Company. In the absence of such financing, the Company may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

         As at June 30, 2000, the Company had $7,544 of assets, and $2,250 of liabilities. The cash equivalent as at June 30, 2000 was $7,544.

         The Company has no contractual obligations for either lease premises, employment agreements or work commitments on the GLEN claim and has made no commitments to acquire any asset of any nature.

         Operational and administrative expenses of the Company for 2000 are projected to be approximately $6,050 which will comprise audit ($1,500), filing fees with regulatory authorities -Edgar ($1,800), transfer agent's fees ($2,000) and miscellaneous ($750). The GLEN claim is in good standing until March 10, 2000 and, if warranted, the Company need not spend any money on its claim until that date. The current cash position is sufficient to pay the above noted expenses but, if required, the officers and directors can advance additional funds to the Company.

         Since November 16, 1999, the date of inception, the Company has incurred the following expenses:

                  Audit and accounting           (i)         $   2,250
                  Bank charges                   (ii)               74
                  Consulting                     (iii)            3000
                  Geology report                 (iv)            1,725
                  Management fee                 (v)             4,000
                  Office and miscellaneous       (vi)              834
                  Rent                           (vii)           2,400
                  Staking costs                  (viii)          1,241
                  Telephone                      (ix)              800
                  Transfer agent's fees          (x)             3,072
                  Travel                         (xi)            6,654
                                                             ---------

                           Total expenses for the period     $  26,050
                                                             =========

(i)      Audit and accounting - $2,250

The Company had its financial statements audited as at June 30, 2000, as attached to this Form 10-SB. The accounting and preparation of a working paper file for submission to the auditors was prepared by the Company's Accountant.

(ii)     Bank charges - $74

Monthly service charges for operating the account as charged by the Bank of Montreal.

(iii)    Consulting - $3,000

Consulting represents the cost to prepare and file the Form 10SB.

(iv) Geology report - $1,725

The Company engaged the services of Timothy Froude, P. Geo., to write a report to the Company detailing the mineralization on the GLEN claim and recommending a future work program. This report was completed on March 2, 2000 and has been summarized in this Form under the heading of "Exploration of GLEN Claim."

(v)      Management fee - $4,000

The Company has not paid any fees to its directors or officers during the current period. Nevertheless, the Company realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Company. Therefore, a management fee of $4,000 has been expensed and credited to capital contribution during the current period.

(vi)     Office and miscellaneous - $834

Office and miscellaneous expense represents the printing of cheques for use by the Company, photocopying and fax charges.

(vii)    Rent - $2,400

The Company uses the personal residents of the Secretary Treasurer of the Company as an office. No charge has been incurred by the Company. Nevertheless, the Company recognizes that there is a cost to using an office and therefore has expensed $2,400 and credited to capital contribution a similar amount.

(viii)   Staking costs - $1,241

The Company engaged the services of Timothy Froude to stake the GLEN claim near the town of Springdale, Newfoundland, on December 9, 1999.

(ix)     Telephone - $800

The Company has not incurred any telephone charges to date. Nevertheless, the Company recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $800 with an offsetting credit to capital contribution. This expense was determined on the fair market value of operating a telephone line and for an eleven month period.

(x)      Transfer agent's fees - $3,072

Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,872 for preparation and issuance of share certificates. The Company has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizing it over the entire year.

(xi)     Travel - $6,654

Travel costs were incurred by the directors in meeting various shareholders in Toronto and for attendance at the property site.

         Management estimates that the current funds on hand will not be sufficient to allow the Company to undertake exploration activities on the GLEN claim but is satisfied all outstanding accounts payable will be paid and the company will be able to maintain operations for several months. The funds required over the next several months will be for filing fees, accounting and general office expenses. Nevertheless, the Company will have to raise additional funds to remain as a going concern if it wishes to proceed with its mineral exploration program.

         The only three methods available to the Company to obtain further funding are as follows:

         a) Advances from its directors and officers sufficient to enable the Company to undertake some, but not all, of the recommendations set forth by Mr. Froude. No commitment on the part of the directors or officers has been made to date;

         b) Obtain institutional financing based on the personal guarantees of the Company's officers and directors. The directors and officers have not considered this method at the present time; and

         c) Insurance of the common stock of the Company either to existing shareholders or to the general public. No plans at the present time have been made to obtain funding from this source.

         Management  does  not  believe  the  Company's   operations  have  been
materially affected by inflation.

ITEM 3.      DESCRIPTION OF PROPERTY

         The GLEN claim consists of one 20 unit metric claim (986 acres) situated within the Tommys Arm River, 6.3 miles south-east of Springdale, Newfoundland. The property is 100% owned by the Company.

         The GLEN claim is situated in a generally flat terrain. The Beothuk trail and a well maintained logging road provide access to the property.

OFFICES

         The Company's executive offices are located in 730 - 2ND Avenue, Suite 303, Calgary, Alberta, Canada. The office is located in the personal residence of the President of the Company. There is no charge to the Company for office but an imputed charge of $2,400 has been expensed during the current period with an offsetting entry to capital contribution. The Company realizes it will require an office once it has started exploration work on the Quincy claim, but has yet to choose the office location.

INCORPORATION IN THE STATE OF NEVADA

         The Company incorporated in the State of Nevada rather than British Columbia because of tax reasons. For example, both the Federal and Provincial Governments impose tax on any profits made. This corporate tax could range as high as 51% of net income. In addition the Province of British Columbia has an annual capital tax based on the number of shares outstanding. By having a Nevada-based company, the Company, if its ex-provincially incorporates in British Columbia, will only be subject to a 15% withholding tax as set forth in the Canada/US Tax Treaty.

OTHER PROPERTY

The Company does not own any other property other than the rights to the minerals located on the Glen claim.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN
              BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of August 31, 2000.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   MICHAEL G. FISHER                      3,000,000 (3)               25.45%
Shares                   Suite 303 - 730 2nd Avenue
                         Calgary, Alberta
                         Canada, T2N 0E3

Common                   QUI SUNG POON                          2,500,000 (4)               21.22%
Shares                   1128 Odlum Drive
                         Vancouver, British Columbia
                         Canada, V5L3L7


Common                   KAREN CHOW                               600,000                   5.09%
Shares                   Room 714 Kam Hong Street
                         North Poing,
                         Hong Kong

(1) As of August 31, 2000 there were 11,783,220 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Fisher, President of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is "stock transfer: instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

(4) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Poon, Secretary Treasurer of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule
     144. There is "stock transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of August 31, 2000.


     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
      of                      of Beneficial                     of Beneficial                of
    Class                        Owner                        Ownership (1),(2)           Class (2)
    -----                        ------                       -----------------           ---------
Common                   Michael G. Fisher                      3,000,000 (3)                25.45%
Shares                   Suite 303 - 730 2nd Avenue
                         Calgary, Alberta
                         Canada, T2N 0E3

Common                   Qui Sung Poon                          2,500,000 (4)               21.22%
Shares                   1128 Odlum Drive
                         Vancouver, British Columbia
                         Canada, V5L 3L7

Common                   John Watson                              500,000 (5)               4.24%
Shares                   28 Hiawatha Parkway
                         Port Crodit, Ontario
                         Canada, L5G 352

Common                   Directors and Officers as a            6,000,000                  50.92%
Shares                   Group

(1) As of August 31, 2000 there were 11,783,220 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

(3) Michael G. Fisher is President and Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Fisher could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(4) Qui Sung Poon is Secretary Treasurer and Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4
     (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Poon could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

(5) John Watson is a Director of the Company. This stock is restricted since it was issued in compliance with the exemption from registration provided by
     Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Watson could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The Company's directors and executive officers, as of August 31, 2000, are listed in the table below. Directors are elected at the Company's annual meeting of stockholders. They hold office until their successors are elected and qualified. The Company's officers, responsible to the Board of Directors, are appointed annually by the Board.

                                                                Term as
                                                               Director
                   Name                 Position Held          Expires
                   ----                 -------------          -------
             Michael G. Fisher     President and Director        2000

               Qui Sung Poon         Secretary Treasurer
                                         and Director            2000

                John Watson               Director               2000

         MICHAEL G. FISHER, 42, is an executive with more than 20 years traditional and new media experience. He graduated with a Bachelor of Arts degree in English from York University in Toronto. After graduating, he took a position as Assistant Managing Editor with the Northern Daily News in Kirkland Lake, Ontario. In 1983, he became a Staff Environment Reporter with the Sarnia Observer in Sarnia, Ontario. During his time with the Observer, he won the Thomson Newspapers National Award, in 1987, for environmental investigation and the Canadian Press award, Honorable Mention, for profile writing in 1988. In 1989, he moved to the Calgary Sun, where he was Staff Medical Editor and Columnist. From 1999 to the present, he has been President of Verbmedia, in Calgary, Alberta, which is a consulting firm for media and new media and he has also been the Vice President of Corporate Strategy and Communications of Exxecom in Toronto, Ontario. He is a member of the Periodical Writers Association of Canada and the Canadian Association of Journalists.

         QUI SUNG POON, 62, graduated from Quangzhou No. 7 Highschool in China in 1956. From 1956 to 1961 he attended Quanan Univeristy where he obtained a Bachelor of Chemical Engineering degree before becoming employed as a technician at the Guangzhou Usea Factory. In 1967 he become a technician at Chorga Usea Manufacturing Company of China and remained there until 1980 when he moved to Canada. He became general manager in 1980 for Canada Wing Holdings Ltd. - a company specializing in the import/export of products from Asia Pacific group of countries. In 1991 he became Vice-President of Canadian Connection Group which developed investment opportunities in China. In 1991 be became a director and the president of Can-Chi/Can-Viet Group of Companies which specialized in the development of projected in China. In 1995, Mr. Poon became the Vice-President of Besron Holdings Limited, a company developing trade with south-east Asia. In 1999, he became president of his own company called Emperor Pacific Holdings Ltd. which is in the process of developing projects in Asia.

         JOHN WATSON, 54, studied Business Administration at the University of Prince Edward Island. From 1974 to 1976, he was Manager of Finance and Administration with Interdata of Canada Limited. In 1977, he moved to J. P. Stevens & Company (Canada) Limited where he became the National Sales Manager in 1979. While he was sales manager, the company increased sales 150% in two years, and increased profit margins by 50%. In 1981, he took a position with Standyne of Canada Limited where he became Manager of Distribution. In 1984, he commenced working for Kwik-Kopy Printing Canada Corporation as Vice President, Marketing The company was a franchisor of printing and copy centers. Mr. Watson was the General Manager of Chick'n Deli Restaurants Limited from 1988 to 1990. From 1990-1997, he was Director of Franchise Sales of Anything Cycle Incorporated, which saw an increase in sales growth from 17 to 61 stores. Mr. Watson has operated as an independent contractor from 1998 to the present, doing home management and repairs.

         Although Michael G. Fisher, Qui Sung Poon and John Watson do not work full time for the Company, they plan to devote whatever time is required once the mineral property has an exploration program ready for its development. The President of the Company will spend approximately 25 hours a month on administrative and planning for the Company's future exploration program while the Secretary Treasurer will work for 15 hours per month to prepare corporate documents. Once development of the GLEN claim takes place, the President and Secretary Treasurer will find that their hours each month will increase although they will be relying upon mining professionals to undertake the exploration program on behalf of the Company.

         None of the directors or officers are related to each other and are not related to any person under consideration for nomination as a director or appointment as an executive officer.

ITEM 6.       EXECUTIVE COMPENSATION

         None of the Company's executive officers have received compensation since the Company's inception.

         The following table sets forth compensation paid or accrued by the Company during the period ended August 31, 2000 to the Company's President, Director and Secretary Treasurer.

                                         SUMMARY COMPENSATION TABLE (1999-2000)

                                                                           Long Term Compensation (US Dollars)
                                                                          -----------------------------------
                           Annual Compensation                            Awards                        Payouts
                           -------------------                            ------                        -------
          (a)                (b)          (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      annual        stock       Options/       LTIP        compen-
    Name and Princi-                                   Comp.        awards         SAR        payouts      sation
      pal position           Year        Salary         ($)          ($)           (#)          ($)          ($)
      ------------           ----        ------         ---          ---           ---          ---          ---
Michael G. Fisher           1999-         -0-           -0-          -0-           -0-          -0-          -0-
President and               2000
Director

Qui Sung Poon               1999-         -0-           -0-          -0-           -0-          -0-          -0-
Secretary Treasurer         2000
and Director

John Watson                 1999-         -0-           -0-          -0-           -0-          -0-          -0-
Director                    2000

There has been no compensation given to any of the Directors or Officers during 1999 and 2000. There are no stock options outstanding as at August 31, 2000 and no options have been granted in 2000, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

ITEM 7.      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds from its officers and directors relatives, friends and business associates as more fully described below.

SHARES ISSUED TO DIRECTORS AND OFFICERS

         Michael G. Fisher, President and Director, 3,000,000 shares at $0.001 per share for cash consideration.

         Qui Sung Poon, Secretary Treasurer and Director, 2,500,000 shares at $0.001 per share for cash consideration.

         John Watson, Director, 500,000 shares at $0.001 per share for cash consideration.

         All three of the above share issues are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

CONTRIBUTION OF TIME AND EXPENSES

         The directors and officers of the Company have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Company has given recognition to this contribution by including in expenses and crediting capital surplus the following amounts:

               Management fees                    $  4,000
               Rent                                  2,400
               Telephone                               800
                                                  ---------
                                                  $  7,200
                                                  ========

         Two of the directors of the Company are directors, officers and stockholders of other companies. Therefore, conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Nevada.

         All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and director of the Company. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

         The three directors are prepared to advance other money to the Company for an exploration program on the Glen claim. Such commitment would not exceed $50,000 since any exploration program initially would not incur this cost. If the Company is unable to raise further money from the issuance of its capital stock or institutional investors and the directors are unwilling to advance further funds subsequent to the above noted advancement, then the Company will not be able to operate as a going concern and might cease to exist.

         The Company has not entered into any transactions with a related party and does not intend to do so in the immediate future. It is the intention of the Company to deal with third parties in all its acquisitions of properties.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status of a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any material of the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

         The Company has experienced no difficulties with the Year 2000 computer problems. Previous to the Year 2000 the Company did the following:

(i) Requested its professionals, which the Company was using, to diagnose and repair the existing and known Year 2000 problems in their computer software and systems since the Company does not currently have its own computer system;

(ii) Reviewed the possible contingent liabilities the Company may have to third parties as a result of non-compliant systems; and

(iii) Examined the extent the Company depends on third parties whose systems may not be Year 2000 compliant.

         The Company can give no assurance that the Year 2000 compliance can be fully achieved by outside parties, being its professionals, suppliers and creditors, it is using in transacting its business but expects to experience no difficulties from its own system to be purchased in the future.

ITEM 8.      DESCRIPTION OF SECURITIES

         The Company's articles of incorporation currently provide that the Company is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at August 31, 2000, 11,783,220 shares were outstanding.

COMMON STOCK

         Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Company's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Company's stock is not presently traded or listed on any public market. Upon effectiveness of the Company's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over-the-counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Company. The number of shares subject to Rule 144 is 6,000,000 shares. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         There are 38 record holder of the Company's common stock as at August 31, 2000. Three of these shareholders are directors and officers.

DIVIDENDS

         The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE

         From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to September 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to August 31, 2000, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)      Subscription for shares by Directors and Officers of the Company

         a.       Subscription for shares by the directors and officers

         In December, 1999, the Company issued to its President, Michael G. Fisher, 3,000,000 common shares, to its Secretary Treasurer, Qui Sung Poon, 2,500,000 common shares and issued to John Watson, a Director, 500,000 common shares all at $0.001 per share.

         The shares issued to the present directors and officers are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the former and present Directors and Officers could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii)     Subscription for 5,750,000 shares

         In January, 2000, the Company accepted subscriptions from twelve investors in the amount of 5,750,000 shares at a price of $0.002 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

(iii)    Subscription for 33,220 shares

         In January, 2000, the Company accepted subscriptions from twenty-three investors in the amount of 33,220 shares at a price of $0.20 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of the Company and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Nevada law. By virtue of these provisions, and under current Nevada law, a director of the Company will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

a.       breach of his duties of loyalty to the Company or to its shareholders;

b. acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

c. dividends or stock repurchase or redemptions that are unlawful under Nevada law; and

d. any transactions from which he or she receives an improper personal benefit.

         These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Nevada law and not for violations of other laws (such as Federal securities laws). As a result of these indemnification provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions.

         The inclusion of these indemnification provisions in the Company's By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, if successful, that might otherwise benefit the Company or its shareholders.

         The Company will be entering into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnification allowed to directors and officers under Nevada law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the Company and, in the case of criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreement provides generally that the Company will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceedings against them as to which they may be entitled to indemnifications. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                           Page
                                                                           ----

Report of Independent Certified Public Accountants
Financial Statements of Glen Manor Resources Inc.                            29
   Balance Sheet as at June 30, 2000                                         30
   Statement of Operations for the Period from November 16, 1999 (Date
      of Inception) to June 30, 2000                                         31
   Statement of Changes in Stockholders' Equity for the Period from
      November 16, 1999 (Date of Inception) to June 30, 2000                 32
   Statement of Cash Flows for the Period from November 16, 1999 (Date
      of Inception) to June 30, 2000                                         33
   Notes to Financial Statements                                             34

ANDERSEN ANDERSEN & STRONG, L.C.                                          941 East 3300 South, Suite 220
--------------------------------                                             Salt Lake City, Utah, 84106
Certified Public Accountants and Business Consultants                             Telephone 801-486-0096
Member SEC Practice Section of the AICPA                                                Fax 801-486-0098


Board of Directors
Glen Manor Resources Inc.
Vancouver B. C. Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Glen Manor Resources Inc. (exploration stage company) at June 30, 2000 and the statement of operations, stockholders' equity, and cash flows for the period from November 16, 1999 (date of inception) to June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glen Manor Resource Inc. at June 30, 2000, and the results of operations, and cash flows for the period from November 16, 1999 (date of inception) to June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                          /s/  "Andersen Andersen & Strong"
July 20, 2000

                            GLEN MANOR RESOURCES INC.
                           (EXPLORATION STAGE COMPANY)
                                     BALANCE
                                  JUNE 30, 2000

================================================================================


ASSETS

CURRENT ASSETS

     Cash                                                              $  7,544
                                                                       --------

           Total Current Assets                                           7,544
                                                                       --------

OTHER ASSETS

     Mineral lease - Note 3                                                  --
                                                                       --------

                                                                       $  7,544
                                                                       ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                                 $  2,250
                                                                       --------

            Total Current Liabilities                                     2,250
                                                                       --------

STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 11,783,220 shares issued and outstanding                    11,783

Capital in excess of par value                                           19,561

Deficit accumulated during the development stage                        (26,050)
                                                                       --------

Total Stockholders' Equity                                                5,294
                                                                       --------

                                                                       $  7,544
                                                                       ========

   The accompanying notes are an integral part of these financial statements.

                            GLEN MANOR RESOURCES INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF OPERATIONS
      FOR THE PERIOD NOVEMBER 16, 1999 (DATE OF INCEPTION) TO JUNE 30, 2000

================================================================================


REVENUES                                                            $        --

EXPENSES                                                                 26,050
                                                                    -----------

NET LOSS                                                            $   (26,050)
                                                                    ===========



NET LOSS PER COMMON SHARE

     Basic                                                          $        --
                                                                    ===========


AVERAGE OUTSTANDING SHARES

     Basic                                                            7,704,600
                                                                    ===========



   The accompanying notes are an integral part of these financial statements.

                            GLEN MANOR RESOURCES INC.
                           (EXPLORATION STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE PERIOD NOVEMBER 6, 1999 (DATE OF INCEPTION)
                                TO JUNE 30, 2000

================================================================================

                                                         COMMON STOCK      CAPITAL IN
                                                     --------------------   EXCESS OF   ACCUMULATED
                                                     SHARES     AMOUNT      PAR VALUE     DEFICIT
                                                     ------     ------      ---------     -------
BALANCE NOVEMBER 16, 1999 (date of inception)           --   $       --   $       --    $       --

Issuance of common stock for cash
  at $.001 - November and December  1999         6,000,000        6,000           --            --

Issuance of common stock for cash
  at $0.002 - January 2000                       5,750,000        5,750        5,750            --

Issuance of common stock for cash
  at $0.20 - January 2000                           33,220           33        6,611            --

Contribution to capital by officer-
   expenses                                             --           --        7,200           --

Net operating loss for the period from
    November 6, 1999 to June 30, 2000                   --           --           --      (26,050)
                                                ----------   ----------   ----------    ---------
BALANCE JUNE 30, 2000                           11,783,220   $   11,783   $   19,561      (26,050)
                                                ==========   ==========   ==========    =========




   The accompanying notes are an integral part of these financial statements.

                            GLEN MANOR RESOURCES INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
      FOR THE PERIOD NOVEMBER 16, 1999 (DATE OF INCEPTION) TO JUNE 30, 2000

================================================================================

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                               $(26,050)

Adjustments to reconcile net loss to
 net cash provided by operating
 activities:

 Change in accounts payable                                               2,250
 Contributions to capital - expenses                                      7,200


Net cash flow from operations                                           (16,600)
                                                                        -------


CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                               -
                                                                       --------

CASH FLOWS FROM FINANCING
    ACTIVITIES:

    Proceeds from issuance of common stock                              24,144
                                                                       -------

Net increase in cash                                                     7,544

Cash at beginning of period                                                  -
                                                                      --------

Cash at end of period                                                 $  7,544
                                                                      ========


SCHEDULE OF NONCASH INVESTING OPERATING ACTIVITIES

Contributions to capital by officer - expenses                        $  7,200
                                                                      ========



   The accompanying notes are an integral part of these financial statements.

                            GLEN MANOR RESOURCES INC.
                           (EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

================================================================================

     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on November 16, 1999 with authorized common stock of 200,000,000 shares with $.001 par value.

     The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage. (see note 3).

     Since inception the Company has completed Regulation D offerings of 11,783,220 shares of its capital stock for cash.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     On June 30, 2000, the Company had a net operating loss carry forward of $26,050. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations.

     The loss carry forward expires in the year 2021.

     Basic and Diluted Net Income (Loss) Per Share

     Basic net income (loss) per share amounts are computed based on the weighted average number of shares actually outstanding. Diluted net income
     (loss) per share are computed using the weighted average number of common shares and common equivalent shares outstanding as if shares had been issued on the exercise of the preferred share rights unless the exercise becomes antidilutive and then only the basic per share amounts are shown in the report.

                            GLEN MANOR RESOURCES INC.
                           (EXPLORATION STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Capitalization of Mining Claim Costs

Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Cost incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment will be capitalized and depreciated over their useful lives.

Environmental Requirements

At the report date environmental requirements related to the mineral claims acquired are unknown and therefore an estimate of any future cost cannot be made.

Financial Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standard No. 130. The adoption of this standard had no impact on the total stockholders' equity.

Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

                            GLEN MANOR RESOURCES INC.
                           (EXPLORATION STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

================================================================================
3.       MINERAL CLAIMS

The Company acquired 20 mineral claims known as the Rust Pond-Ghost Pond claims located 10km SE of Springdale and 2.5km S of Roberts Arm in North-Central Newfoundland.

The claims have not been proven to have a commercially minable ore reserve and therefore all cost of exploration and retaining the properties have been expensed.

The claims may be retained by the Company by the completion of yearly assessment work or a payment of amounting to $2,000. The next assessment work or payment is due in March 10, 2001.

4.       RELATED PARTY TRANSACTIONS

Related parties have acquired 51% of the common stock.

5.       GOING CONCERN

The Company will need additional working capital to be successful in its planned activity and continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the coming year.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
  NO.
 ---

(2)      Charter and By-Laws
         (a) Articles of Incorporation of GLEN MANOR RESOURCES INC. filed November 15, 1999 (filed herewith, page 39)
         (b)     Bylaws (filed herewith, page 42)
(3)      Instruments Defining Rights of Securities Holders
         (a)     Text of stock  certificates  for common stock (filed  herewith, page 53)
(5)      Voting Trust Agreements
                 None
(6)      Material Contracts
         (a)     Not made in the ordinary course of business
                 (i)     Transfer   Agent  and   Registrar   Agreement   between
                         Registrant and Nevada Agency & Trust Co., dated October 22, 1998 (filed herewith, page 54)
(10)     Consent of Experts and Counsel
         (i) Consent of Andersen Andersen & Strong, L.C., independent certified public accountants (filed herewith, page 57)
(11)     Statement Re: Computation of Per Share Earnings
                 Not applicable
(16)     Letter of Change in Certifying Accountant
                 Not applicable
(21)     Subsidiaries of the Registrant
                 Not applicable
(24)     Power of Attorney
                 Note
(27)     Financial Data Schedule Worksheet (filed herewith, page 58)
(99)     Addition Exhibits - not applicable

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                         [Attached, pages 39 through 60]

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 GLEN MANOR RESOURCES INC
                                                         (Registrant)




                                               by   /s/ "Michael G. Fisher"
                                                   -----------------------------
                                                               Michael G. Fisher
                                                          President and Director


                                                   Dated:   September 22, 2000